SOL STRATEGIES CLOSES ACQUISITION OF HOUDINI SWAP, ADDING TRANSACTIONAL REVENUE TO ITS SOLANA INFRASTRUCTURE PLATFORM

Acquisition brings approximately $2.5 billion in cumulative swap volume, driving more than $13 million in revenue in 2025 across 32 exchange partner integrations to SOL Strategies

TORONTO, June 2, 2026 - SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) ("SOL Strategies" or the "Company"), a digital asset infrastructure company focused on high performance blockchain and privacy technologies, today announced the closing of its previously disclosed acquisition of HoudiniSwap LLC ("Houdini"), a non-custodial, privacy-focused cross-chain swap aggregator, for a total purchase price of USD $18 million, payable in a combination of cash and common shares of the Company (the "Acquisition").

The Acquisition was first disclosed on May 4, 2026. For SOL Strategies, the closing represents another layer added to what the Company is building on Solana: validator infrastructures, liquid staking, and now an established transactional business with nearly three years of growing revenue and approximately $2.5 billion in cumulative swap volume.

"HoudiniSwap gives us something we didn't have before: a high-volume consumer-facing product that benefits directly from a growing demand for privacy solutions and cross-chain portability," said Michael Hubbard, CEO of SOL Strategies. "Financial markets are moving on-chain faster than most people expected. We're building the infrastructure to be there when they arrive, at the validator level, at the staking level, and now at the point of the transaction itself. Houdini brings a valued team that has built a profitable and widely distributed product that we anticipate will have synergies with other parts of our company."

Acquisition Terms

The Company paid the following considerations at closing:

● USD $7mm in cash

● USD $4mm in common shares of the Company, price based on a 90 day volume-weighted average price, resulting in 2,812,301 common shares issued at closing.

The cash component was financed via decentralized finance protocols on Solana using the company's balance sheet, without selling treasury SOL.

The Company has agreed to pay an additional USD $5.75mm in cash on December 1, 2026, and an indemnity holdback of USD $1.25mm payable over 18 months. The common shares issued at closing are subject to a statutory 4-month hold period. The Acquisition also includes a two-year earn-out of up to USD $10mm, tied to Adjusted EBITDA performance above a USD $ 2.5 million annual threshold.

A.G.P./Alliance Global Partners, acquisition advisor to the Company, will receive USD $500,000 in fees in connection with the Acquisition, as well as 200,000 common share purchase warrants exercisable for a period of three years from issuance, exercisable at CAD $1.91.

Canaccord Genuity Corp., advisor to the Vendors, will receive USD $100,000 in common share purchase warrants exercisable for a period of two years at an exercise price of CAD $1.61, being the closing price of the common shares on the CSE on April 30, 2026.

About Houdini Swap

Houdini Swap is a non-custodial cross-chain swap aggregator that routes trades across multiple blockchain networks. As of the closing of this Acquisition, Houdini has processed approximately $2.5 billion in cumulative swap volume and maintains integrations with 32 exchange partners, including Jupiter and Solflare on the Solana network.

About SOL Strategies

SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) is a digital asset infrastructure company focused on high-performance blockchain and privacy technologies. Headquartered in Toronto, the Company operates staking infrastructure and privacy technology on public blockchain networks, serving a broad range of participants from individual SOL holders to institutional clients.

To learn more about SOL Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Investor Contact:

Doug Harris, Chief Financial Officer, 416-480-2488

John Ragozzino, CFA, solstrategies@icrinc.com, 203-682-8284

Media Contact: solstrategies@scrib3.co

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward‐looking statements and information. More particularly and without limitation, this news release contains forward‐looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the anticipated financial and strategic benefits of the Acquisition, expectations regarding potential synergies with other parts of the Company's business, and the Company's expectations regarding the integration of Houdini Swap into its operations. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.